

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 2, 2009

Via US Mail and Facsimile to (715) 831-4266

John Zettler
Senior Vice President and Chief Financial Officer
Citizens Community Bancorp, Inc.
2174 EastRidge Center
Eau Claire, WI 54701

> **Re:** **Citizens Community Bancorp, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Form 10-Q for the quarters ended December 31, 2008 and**
> **March 31, 2009**
> **File No. 001-33003**

Dear Mr. Zettler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief